METALLA SIGNS AMENDED CONVERTIBLE LOAN AGREEMENT

FOR C$50 MILLION

FOR IMMEDIATE RELEASE	TSXV: MTA
October 19, 2023	NYSE AMERICAN: MTA

(All dollar amounts are in United States dollars unless otherwise indicated)

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that, in connection with the plan of arrangement transaction between Metalla and Nova Royalty Corp. ("Nova")(TSXV: NOVR) announced on September 8, 2023 ("Transaction"), Metalla has signed an amended and restated convertible loan facility agreement (the "CLA") with Beedie Investments Ltd. ("Beedie"), to be effective on the closing of the Transaction.

STRATEGIC PARTNERSHIP WITH BEEDIE CAPITAL

On September 8, 2023, concurrent with the announcement of the plan of arrangement with Nova, Metalla announced a strategic partnership with Beedie whereby Beedie will:

  amend the convertible loan agreement Beedie has with Metalla, increasing the principal amount from C$25.0 million to C$50.0 million (the "Metalla Convertible Loan");

  terminate the convertible loan agreement Beedie has with Nova (the "Nova Convertible Loan") through full repayment using the Metalla Convertible Loan; and

  complete the C$15.0 million equity placement (the "Equity Investment"), pursuant to which Beedie will subscribe for subscription receipts (the "Subscription Receipts") at a price of C$5.29 per Subscription Receipt in accordance with the binding subscription agreement previously executed.

METALLA CONVERTIBLE LOAN

Metalla and Beedie have entered into the CLA, effective as at closing of the Transaction, pursuant to which the parties agreed as follows:

i. to increase the loan facility from C$25.0 million to C$50.0 million;

ii. to drawdown the following amount (the "Initial Drawdown"):

  C$16.4 million (convertible at a conversion price of C$6.00 per common share of Metalla (each, a "Metalla Share")), to refinance the C$4.2 million principal outstanding under the Metalla Convertible Loan, and the C$12.2 million principal outstanding under the Nova Convertible Loan;

  an amount equal to the aggregate interest and fees outstanding under the Nova Convertible Loan and the existing Metalla convertible loan as at the time of the closing of the Transaction, with the amount of interest to be convertible at the market price of a Metalla Share on the TSX Venture Exchange as of the date of conversion  and unpaid fees shall not be convertible. The accrued and unpaid interest and fees were C$2.6 million as of October 19, 2023;
  an amendment fee of approximately C$0.1 million payable to Beedie; and
  certain expenses of Beedie;

iii. for an eighteen-month period from the close of the Transaction, interest on the principal will accrue at a rate of 10.0% per annum;

iv. the standby fee (1.5% per annum), the commitment fee (1.0% on any subsequent advance (not payable on the Initial Drawdown)), the make whole fee (entitling Beedie to earn a minimum of 12 months of interest on each advance made) and the default interest rate (14.0% per annum) remain the same; and

v. existing security arrangements will be updated to reflect security to be provided by Nova and its subsidiaries for the Metalla Convertible Loan, along with updated security arrangements at Metalla to reflect developments in our business.

In addition to the closing of the Transaction, the effectiveness of the CLA and the Initial Drawdown are subject to, among other things, final acceptance by the TSX Venture Exchange and approval by the NYSE American LLC, completion of the Equity Investment and other customary closing conditions.

NOVA CONVERTIBLE LOAN

Concurrent with the closing of the Transaction, Metalla will draw down on the Metalla Convertible Loan and pay out and discharge all obligations under the Nova Convertible Loan and the facility will be terminated.

ABOUT METALLA

Metalla provides shareholders with leveraged precious and strategic metal exposure through its royalties and streaming portfolio. Metalla's goal is to increase share value by accumulating a diversified portfolio of royalties and streams offering attractive returns. Metalla's strong foundation of current and future cash-generating asset base and experienced team provide Metalla the path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes: completion of the proposed Transaction; the completion of the Equity Investment by Beedie; the completion of the amendment of the Metalla Convertible Loan at closing of the Transaction, including the satisfaction of the conditions to effectiveness; the completion of the Initial Drawdown, including the satisfaction of the conditions to the Initial Drawdown; the termination of the Nova Convertible Loan; and the companies' assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the CLA, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies' expectations, estimates and projections regarding possible future events or circumstances. The forward-looking information included in this news release is based on the companies' opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ability to close the Transaction; and that Beedie will complete the Equity Investment. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Transaction; the potential for a third party to make a superior proposal to the proposed Transaction; that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Transaction; that Beedie will not make the Equity Investment at all; that the drawdowns will not occur as expected; that the Nova Convertible Loan will not be terminated; and those set forth under the caption "Risk Factors" in Metalla's annual information form, most recent management's discussion and analysis, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents the companies' expectations as of the date of this news release and is subject to change after such date. Metalla and Nova each disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities anticipated to be issued pursuant to the Transaction and the proposed transactions with Beedie may not be offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom. Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.